SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
             -------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 10, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 18
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 18
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 18
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 18
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8   SHARED VOTING POWER
EACH
REPORTING                        506,811
PERSON                       ---------------------------------------------------
WITH                         9   SOLE DISPOSITIVE POWER

                                 0
                             ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 18
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 7 of 18
                        AMENDMENT NO. 24 to SCHEDULE 13D

         This amendment ("Amendment No. 24") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007, and further amended by Amendment No. 21 filed on October 2, 2007, and further amended by Amendment No. 22 filed on October 18, 2007, and further amended by Amendment No. 23 filed on October 25, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 24 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

                                EXPLANATORY NOTE

         This Amendment No. 24 is filed solely to provide an unredacted copy of the 10/15/07 Letter to Audit Committee that was filed as Exhibit 99.31 to Amendment No. 22 of this Schedule, which unredacted 10/15/07 Letter to Audit Committee is filed herewith and attached hereto as Exhibit 99.33 and incorporated herein by reference (the "Unredacted 10/15/07 Letter to Audit Committee"). Previously, the Costa Brava Reporting Persons omitted confidential portions of the 10/15/07 Letter to Audit Committee and made a confidential treatment request with the Securities and Exchange Commission. Concurrently with the filing of this Amendment No. 24, the Costa Brava Reporting Persons are withdrawing their confidential treatment request with the Securities and Exchange Commission.

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented solely to replace the 10/15/07 Letter to Audit Committee with the Unredacted 10/15/07 Letter to Audit Committee.

         As of the date of this Amendment No. 24, except as set forth above, and in the Unredacted 10/15/07 Letter to Audit Committee, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
         Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1   Letter dated May 3, 2005 to the Committee of
                        Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer*
         Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
         Exhibit 99.26 Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer*

         Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom
                        O'Grady, a Partner at the law firm of McGuireWoods LLP*
         Exhibit 99.28  Second Amended Verified Complaint filed in the
                        Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
         Exhibit 99.32 Resignation Request Letter dated October 24, 2007 from Messrs. Hamot and Siegel to Director Bernard C. Bailey*
         Exhibit 99.33 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer (unredacted)

         *  Filed with an earlier version of this Schedule 13D.

         ** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission, which request is concurrently being withdrawn. The unredacted version is attached as Exhibit 99.33.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 24 to the Schedule 13D is true, complete and correct.



Dated:  December 10, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           ------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer*
Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom O'Grady, a
               Partner at the law firm of McGuireWoods LLP*
Exhibit 99.28  Second Amended Verified Complaint filed in the Circuit
               Court for Baltimore City in the State of Maryland on September 24, 2007*

Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
Exhibit 99.32  Resignation Request Letter dated October 24, 2007 from
               Messrs. Hamot and Siegel to Director Bernard C. Bailey*
Exhibit 99.33 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer (unredacted)

*    Filed with an earlier version of this Schedule 13D.

** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission, which request is concurrently being withdrawn. The unredacted version is attached as Exhibit 99.33.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 24 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  December 10, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.33

    Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit
                      Committee of the Issuer (unredacted)


                                                    TELOS CORPORATION MEMORANDUM
                                                    ----------------------------
October 15, 2007


To:      The Audit Committee of Telos Corporation
         (Bernard Bailey, Bill Dvoranchik, Charles Mahan)

From:    Seth Hamot and Andrew Siegel, Directors


         This is in response to the letter dated October 6, 2007 from Bernard C. Bailey, Chair of the Audit Committee of Telos Corporation ("Telos"), to Andrew
R. Siegel and Seth W. Hamot.

         In Andrew Siegel's memorandum to Tom O'Grady at McGuire Woods dated September 21, 2007, set forth as an Exhibit to our Schedule 13D, Amendment No. 20, he raised concerns regarding Telos' SEC reporting certified by Telos Chairman of the Board and Chief Executive Officer John Wood.

         Additionally, I called your attention to the draft termination letter for Mr. Wood. This draft is referenced at page 18, footnote 14 of the Revised Report of the Special Litigation Committee ("Committee") of Telos dated July 20, 2007 ("SLC Revised Report"). As directors, we have repeatedly raised concerns about related issues. I asked that the Audit Committee share the draft termination letter with Telos' new independent auditor, Reznick Group, and with Goodman & Company, Reznick's predecessor as Telos' auditor. To be clear, the statement in Mr. Siegel's September 21 memorandum that a majority of Telos' independent directors found that Mr. Wood be terminated for cause was based on a statement in footnote 14 in the SLC Revised Report.

         That footnote stated that prior to withdrawing, DLA Piper, then counsel to the independent directors of Telos, sent an e-mail to 4 of the 5 independent director clients with a self described first draft of claims against Wood, based largely on the allegations of the Plaintiffs in the Costa Brava and Wynnefield lawsuit, that might justify his dismissal for cause. Footnote 14 also stated that DLA Piper did not discuss this e-mail and termination letter with the Committee.

         I have seen the draft termination letter and I strongly disagree that it is "based largely on the allegations of the Plaintiffs in the Costa Brava and Wynnefield lawsuit". As you know, the derivative lawsuit does not seek the termination of Mr. Wood. The Committee asserts that it investigated the derivative claims before deciding not to support the Costa Brava and Wynnefield derivative claims. However, there appears to be a major inconsistency in the SLC Revised Report, because it does not show an evaluation of the contents of the termination letter, but rather alternatively attempts to evaluate exclusively the derivative claims that should not be supported.

         Additionally, the timing of the draft termination letter must be evaluated by our independent auditor in relation to Telos' Form 8-K filed on August 22, 2006. This 8-K reported the resignations by the same independent directors who were delivered the draft termination letter. The 8-K does not disclose the prospective termination of Mr. Wood. We believe that the following statements contained in the resignation letters of three independent directors (Messrs. Byers, Sterrett and Baker) are based in part on the frustration from the failure to have their concerns about Mr. Wood addressed: "I regret that

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                                                                   Page 15 of 18

other important participants in the corporate enterprise have impeded the board of directors from taking actions that I believed were necessary and appropriate. Because it has become clear to me that I will not be allowed to function effectively as a fiduciary for the Company and all its stockholders, I hereby resign as a director of the Company, effective immediately." Accordingly, we believe a strong inference can be drawn that a majority of Telos' independent directors found that Mr. Wood be terminated for cause.

         Rather than permit Telos' independent auditor access to relevant information, Director Bailey forwarded the September 21 memorandum from Seth Hamot to members of the Committee and requested via email that they repudiate the contents in the 2006 draft termination letter.

         It is important to note that the SLC Revised Report states that it was intended only to evaluate the derivative claims asserted in the Costa Brava and Wynnefield case. Nowhere in the SLC Revised Report does it state that the Committee had evaluated whether Telos' SEC financial filings, which were certified under federal securities laws, were materially misstated or omitted disclosures regarding executive compensation. In fact, the SLC Revised Report contains no suggestion that the investigation evaluated these filings at all. Notwithstanding the fact that the SLC Revised Report does not address the issue of Telos' SEC filings, we strongly believe there is clear evidence that these filings are materially misstated or omit certain disclosure regarding Telos' financial controls. We believe these are issues for Telos' independent auditors to evaluate, and that the independent Directors of Telos have a duty to ensure that the material is passed by the Audit Committee to the independent auditors for their evaluation.

         Nonetheless, Director Bailey has made clear that he has no intention of forwarding the draft termination letter to Reznick Group and Goodman & Company. During the October 3, 2007 Board meeting, Director Bailey demanded that I retract my September 21, 2007 memorandum. I refused to do so. Notably, that meeting witnessed the passage of bylaw amendments (over our objections) that radically alter Telos' corporate governance and could serve to exacerbate the harms inflicted on Telos by the current management. As directors, we proposed Board resolutions aimed at addressing these problems: (1) ensure the true independence of Telos' "Independent Directors," in accordance with NASD Rules;
(2) compel CEO Wood to give the Board a full report disclosing all financial interests held by current officers and their family members in Telos, its subsidiaries, divisions, and affiliates; and (3) require that the Board act in accordance with Telos' own bylaws and ensure Telos' compliance with all federal securities laws. That these three proposals should even raise controversy speaks volumes about the Board's apparent unwillingness to address the issues we have raised concerning misconduct by Telos' management.

         Notwithstanding that prior efforts have been in vain, our duties as Directors compel us to reiterate our serious concerns that the current Board and management are not fulfilling their obligations to Telos shareholders. We believe that there are serious problems remaining unredressed, including:

         o the large grants to Telos officers of stock options in Xacta, a wholly owned subsidiary of Telos, without any disclosure in SEC filings of the extreme dilutive impact of these stock options for the benefit of insiders and the potential attempt to transfer Telos' assets to Xacta with the effect of favoring certain Telos officers over the public shareholders;

         o we believe there has been a failure to correct misstatements and material omissions in Telos' SEC filings regarding the granting and dilutive effect of the Xacta options grants; and we believe the corresponding Sarbanes-Oxley certifications of those financial statements by Mr. Wood, who is the primary recipient of those inadequately disclosed Xacta stock options should be evaluated;

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                                                                   Page 16 of 18

         o substantial questions exist concerning the financial controls of Telos, its related-party arrangements and the disclosure thereof in documents filed with the SEC; and

         o Telos' relationship with John R.C. Porter and the various off-shore family entities that hold interests in Telos, and the possible illicit activities of those entities.

         As Directors of Telos, we have fiduciary duties that obligate us to act with utmost care and loyalty. As such, we have acted diligently to bring evidence regarding potential misconduct before the Board and the Audit Committee. However, both the tone and content of recent communications within the Board lead us to conclude that the other independent Directors of the Board have little interest in making a full and objective investigation of these matters, and that a change of both officers and directors is necessary to protect the company. If the Audit Committee continues to disregard its responsibilities, we will be forced to fulfill our fiduciary duties by other means.

         Director Bailey's letter of October 6, 2007 is further discouraging evidence that the Audit Committee will continue on its current path. I agree, as set forth in earlier communications and herein, that it is crucial that Telos file accurate SEC filings. That is precisely why we are unable to retract the
Schedule 13D filings referenced in Director Bailey's letter, just as we are unable to remain silent in the face of evidence of misconduct. We believe it is Director Bailey, and not us, who fails to respect his fiduciary duties to Telos.

         Moreover, the substance of Director Bailey's letter is alarmingly inaccurate.

         First, as to Director Bailey's purported "independence," Mr. Bailey's description of his relationship with L-1 Identity Solutions f/k/a Viisage omits, among other facts, that his relationship with the company, which, as described in an SEC S-4 filed by Viisage, continued into 2007 with significant compensation, severance, non-compete payments, and the acceleration of stock option vesting, being made to him.

         Also, we believe that after joining the Telos Board on October 31, 2006, Director Bailey participated in the approval of Telos' sale, in April 2007, of Telos Identity Management Solutions, LLC ("TIMS") to certain parties, including the brother of CEO Wood. As you know, we have raised concerns that the 10-Q filed in conjunction with the TIMS transaction (and approved, as Director Bailey notes, only by the Audit Committee) failed to identify it as a related party transaction and omitted critical disclosures regarding interests Mr. Wood's brother has the right to acquire by virtue of Mr. Wood's involuntary termination from Telos.

         The 10-Q did, however, assure investors that "the Company has obtained a fairness opinion from a [undisclosed] nationally recognized investment banking firm that the consideration received in the [TIMS] transaction from the financial investor is fair, from a financial point of view, to the Company." Of course, the 10-Q, approved by Mr. Bailey in his capacity as Audit Committee Chairman, fails to identify that the "nationally recognized investment banking firm" that issued the fairness opinion is USBX Advisory Services. Mr. Bailey was named CEO in Residence of USBX's Washington office in November 2006, many months before the TIMS transaction was executed. Nationally-distributed press releases issued by USBX at that time confirm this role of Bailey at USBX.

         Therefore, in this related-party TIMS transaction involving Mr. Wood's brother and other unidentified parties, the purportedly independent fairness opinion, as set forth in the SEC filings, was rendered by the investment banking firm at which the Chairman of the Audit Committee apparently worked while also chairing the Audit Committee. It is hard to imagine a more material omission or a more glaring example of Director Bailey's attempt to hide his lack of independence, and, absent some compelling explanation of this apparent total

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                                                                   Page 17 of 18

lack of independence, Director Bailey cannot be permitted to continue to prevent the company's independent auditors from learning information critical to their function. Unless a satisfactory explanation is forthcoming, we request that Director Bailey resign and that a truly independent Chairman of the Audit Committee be appointed.

         Second, to blame Costa Brava, as Director Bailey purports to do, for Telos' inability to have its financial statements reviewed by an independent public accountant turns the reality of Telos' past dealings with its auditors on its head. Mr. Bailey stated in his letter that "Costa Brava itself caused this unfortunate situation by precipitating the resignation of Telos' independent public accountant, Goodman & Company". However, Telos' 8-K filed on July 13, 2007 reported that "The Company has requested that Goodman reconsider its conclusion [to resign]... based on the belief of the Company's Audit Committee that Goodman's independence has not been impaired" as a result of the fact that "Seth W. Hamot and Andrew R. Siegel had been elected to the Company's Board of Directors effective June 18, 2007." This reversal is puzzling. Indeed, in light of Telos' history with Price Waterhouse Coopers ("PWC"), the circumstances surrounding the resignation of the former independent Directors who authored the 2006 draft Committee report, and Telos' difficulty in retaining a new accounting firm (see October 6, 2007 Bailey Letter at 3), it is stunning that the current Audit Committee Chair would refuse to share allegations of management misconduct with Telos' new independent auditor, especially if Director Bailey truly believed those allegations to be baseless.

         Finally, with respect to the Audit Committee minutes to which we have been denied access, you are well aware that the court's protective order covers only documents protected by the attorney-client or work product privilege, or which in good faith could be designated "Highly Confidential." We believe the Audit Committee minutes fit none of these categories; indeed, it is ridiculous to suggest that independent Directors of a publicly-held company could be denied access to Board Committee minutes and yet be expected to fulfill their fiduciary duties of oversight in any meaningful way. We are determined to fulfill those duties, and we reiterate our request for all Board Committee minutes.

         As we have consistently requested, the Audit Committee should take the following actions:

         o deliver the draft termination letter for Mr. Wood to the independent auditors;

         o direct the independent auditors to evaluate (i) the grant of the options in Xacta and (ii) the TIMS transaction to ensure that there were no material misstatements or omissions of material facts contained in the Telos SEC filings;

         o direct the Board to reconsider Mr. Bailey's independence in light of his relationship with L-1 and USBX Advisory Services and, absent a compelling explanation, Mr. Bailey should be requested to resign from the Audit Committee; and

         o deliver to the undersigned directors the Audit Committee meeting minutes.


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                                                                   Page 18 of 18


                                       Sincerely,

                                       /s/ SETH W. HAMOT

                                       Seth W. Hamot
                                       Director



Acknowledged:

/s/ ANDREW R. SIEGEL

Andrew R. Siegel
Director